

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2015

Via E-Mail
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

> **Re: Biglari Holdings Inc.**
> **Schedule TO-T**
> **Filed June 4, 2015 by The Lion Fund II, L.P.**
> **File No. 005-30771**

Dear Mr. Horton:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidder's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Schedule TO

Does the Offeror have the financial resources to make payment? Page 5

1.   Disclosure indicates that the bidder expects that the maximum aggregate cost to acquire the Shares sought in the Offer will be approximately $243 million which will be funded with cash on the Offeror's balance sheet. However, the Summary Financial Data in Annex B indicates that the Offeror has cash on its balance sheet as of December 31, 2014 of only $35.5 million. Please advise.

Certain Effects of the Offer; Plans for the Company After the Offer, page 15

2.   Notwithstanding the disclosure on page 15 and the top of page 16, please note that Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected "as a part, or in furtherance, of" a series of

transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of "past, current and planned" transactions. In addition, we note the disclosure on page 16 that "[a]lthough we do not currently have any plans…that relate to or would result in any of the events discussed above, we may undertake or plan actions that relate to or could result in one or more of these events." In light of the forgoing, please advise us why the Offer, or the Lion Fund's acquisition of Company shares during 2013, 2014 and 2015, as noted on page 7 of the Schedule 14D-9 filed by Biglari Holdings Inc. on June 12, 2015, should not be deemed to constitute the first step in a series of transactions having a "going private effect" within the meaning of Rule 13e-3(a)(3)(ii).

Certain Conditions of the Offer, page 21

3.   We note the disclosure in the last paragraph of this section relating to the bidder's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding on both points in your response letter.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions